SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NeoMagic Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

640497202

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Douglas R. Young

Chief Executive Officer

NeoMagic Corporation

3250 Jay Street

Santa Clara, California 95054

(408) 988-7020

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Ann Yvonne Walker, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,078,167.70	$95

*	Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase 1,250,000 shares of common stock of NeoMagic Corporation having an aggregate value of $3,078,167.70 as of June 21, 2007 will be amended pursuant to this offer. The aggregate value of such warrants was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by NeoMagic Corporation (“NeoMagic”) to amend, at the election of the applicable warrantholder, certain warrants to purchase NeoMagic common stock originally issued by NeoMagic on December 6, 2006 (the “Eligible Warrants”). Warrantholders who elect to tender their warrants for amendment will sign an amendment to their existing warrant agreement with NeoMagic. The amendment to any Eligible Warrants (such warrants as amended, “Amended Warrants”) will take effect as soon as practicable after the expiration of the Offer and acceptance by NeoMagic. The exercise price of each Amended Warrant will be the same exercise price of the corresponding Eligible Warrant it amends, and the number of shares of common stock underlying each Amended Warrant will be the same number of shares of common stock underlying the corresponding Eligible Warrant it amends.

The Amended Warrants will have the terms set forth in, and the tender, acceptance and amendment of Eligible Warrants will be effected in accordance with and subject to the conditions described in, the (i) Offer to Amend Certain Outstanding Warrants, dated June 28, 2007 (the “Offer to Amend”) upon the terms and subject to the conditions set forth in, (ii) the related letter from Douglas R. Young, dated June 28 2007, (iii) the Election Form, (iv) the Withdrawal Form and (v) the Form of Warrant Amendment. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(e), respectively.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Q&A” in the Offer to Amend is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

NeoMagic is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 3250 Jay Street, Santa Clara, California 95054 and the telephone number at that address is (408) 988-7020. The information set forth in the Offer to Amend under the caption “The Offer—Information concerning NeoMagic” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Warrants. The actual number of shares of common stock subject to the Amended Warrants to be issued in the Offer will depend on the number of shares of common stock subject to the Eligible Warrants tendered by eligible warrantholders and accepted for amendment. The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Q&A,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “2. Number of Warrants; Expiration Date,” “6. Acceptance of Warrants for Amendment and Amendment of Tendered Eligible Warrants,” “9. Source and Amount of Consideration; Terms of Amended Warrants” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer—8. Price Range of Shares Underlying the Warrants” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Material Terms.

The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Q&A” and the sections under the caption “The Offer” entitled “1. Eligibility,” “2. Number of Warrants; Expiration Date,” “4. Procedures for Electing to Amend Warrants,” “5. Withdrawal Rights and Change of Election,” “6. Acceptance of Warrants for Amendment and Amendment of Tendered Eligible Warrants,” “7. Conditions of the Offer,” “8. Price Range of Shares Underlying the Warrants,” “9. Source and Amount of Consideration; Terms of Amended Warrants,” “12. Status of Warrants Acquired by Us in the Offer; Accounting Consequences of the Offer,” “13. Legal Matters; Regulatory Approvals,” “14. Material U.S. Federal Income Tax Consequences,” and “15. Extension of Offer; Termination; Amendment” is incorporated herein by reference.

Purchases.

The information set forth in the Offer to Amend under the caption “The Offer—11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under the caption “The Offer—11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” is incorporated by reference. The original warrant and the form of amendment to warrant attached hereto as Exhibits (d)(1) and (a)(1)(e) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Purposes.

The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Q&A” and “The Offer—3. Purpose of the Offer” is incorporated herein by reference.

Use of Securities Acquired.

The information set forth in the Offer to Amend under the captions “6. Acceptance of Warrants for Amendment and Amendment of Tendered Eligible Warrants,” and “12. Status of Warrants Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

Plans.

The information set forth in the Offer to Amend under the caption “The Offer—3. Purpose of the Offer” incorporated herein by reference.

Before the expiration of the Offer, we expect to enter into employment agreements or amendments to employment agreements with some of our executive officers. The material terms of any such agreements or amendments to agreements shall be disclosed by us in Current Reports on Form 8-K that we shall file with the SEC.

Before the expiration of the Offer, we expect to enter into an amendment to our Stockholders’ Rights Agreement that will impede the acquisition of control by us by one related group of persons.

Item 7.	Source and Amount of Funds or Other Consideration.

Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer—9. Source and Amount of Consideration; Terms of Amended Warrants” and in “Schedule A — Information Concerning the Directors and Executive Officers of NeoMagic” is incorporated herein by reference.

Conditions.

Not applicable.

Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer—11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” is incorporated herein by reference.

Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

Financial Information.

The information set forth in Schedule B — Financial Statements of NeoMagic to the Offer to Amend and in the Offer to Amend under the captions “The Offer—10. Information Concerning NeoMagic Corporation,” “The Offer—18. Financial statements,” and “The Offer—17. Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the captions “The Offer—11. Interests of Directors and Executive Officers and Affiliates; Transactions and Arrangements Concerning the Warrants” and “13. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a) (1) (a)	Offer to Amend Certain Outstanding Warrants, dated June 28, 2007.

(b)	Letter from Douglas R. Young dated June 28, 2007.

(c)	Election Form.

(d)	Withdrawal Form.

(e)	Amendment to Warrants.

(f)	Addendum for Warrant Amendment Program.

(g)	Form of Confirmation E-mail to Warrantholders who Elect to Participate in the Warrant Amendment Program and Form of Confirmation E-mail to Warrantholders who withdraw their Warrants from the Offer.

(b) Not applicable.

(d)(1) Form of Warrant dated December 6, 2006.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NEOMAGIC CORPORATION

/s/ Douglas R. Young
Douglas R. Young
President and Chief Executive Officer

Date: June 28, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Outstanding Warrants, dated June 28, 2007.

(a)(1)(b)	Letter from Douglas Young dated June 28, 2007.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Amendment to Warrants.

(a)(1)(f)	Addendum for Warrant Amendment Program.

(a)(1)(g)	Form of Confirmation E-mail to Warrantholders who Elect to Participate in the Warrant Amendment Program and Form of Confirmation E-mail to Warrantholders who withdraw their Warrants from the Offer.

(d)(1)	Form of Warrant dated December 6, 2006.